Exhibit 99.3

NICE Actimize Survey Finds That More Than 50 Percent of Financial
Services Organizations Face Challenges With Keeping ‘Beneficial Ownership’
Information Current

Increasing complexity of the onboarding process cited as a major operational concern

NEW YORK – October 25, 2016 – NICE Actimize, a NICE (Nasdaq:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, released a global survey today indicating that more than 50 percent of financial services organizations are having difficulty keeping beneficial ownership-related customer information up to date.

The Financial Crimes Enforcement Network (“FinCEN”) recently released its most comprehensive AML regulations since 2001, requiring that covered financial institutions adopt customer due diligence (CDD) procedures to identify and verify a legal entity customer’s beneficial owner(s) at the time a new account is opened. Covered financial institutions must comply with the final FinCEN rule by May 11, 2018.

The NICE Actimize survey, titled “Beneficial Ownership & CDD Imperatives in a Dynamic Regulatory Environment,” focused on the top challenges financial institutions face when managing beneficial ownership operations. In addition to the customer information issues that are cited as the number one concern, approximately 43 percent of the global survey respondents stated that the increased length and complexity of the onboarding process was the number two factor that made achieving compliance difficult. About 39 percent of the institutions noted concerns with the skillset or experience levels of personnel collecting the information as a leading factor in securing accurate beneficial ownership data.

The survey also addressed broader challenges when it comes to CDD/KYC compliance, specifically highlighting data collection processes and related issues. In order of concern, respondents cited data availability/quality; reliance on manual processes; and new risk scenarios as their greatest operational challenges related to their current CDD/KYC programs.

Additional beneficial ownership challenges currently addressed by the institutions included, in order of priority as reflected in the survey: information that cannot be validated; updating existing IT systems to be able to hold the information; the increased cost of compliance programs; and the difficulty associated with using the data for risk assessment purposes.

Other general CDD/KYC issues cited by survey respondents as impacting compliance capabilities included difficulties with maintaining or updating existing IT infrastructure, a lack of qualified AML compliance staff, and the complexities with enforcing risk policies on a consistent basis.

According to David Kwan, VP and General Manager, Anti-Money Laundering, NICE Actimize, “Financial institutions are facing a host of operational issues in getting their organizations up to speed to meet the looming FinCEN regulation deadlines coming their way. With the increased regulatory focus in the CDD/KYC space, beneficial ownership related issues stand out as one critical area requiring a decisive plan of action from compliance teams from both a data and IT related perspective.”

The NICE Actimize survey “Beneficial Ownership & CDD Imperatives in a Dynamic Regulatory Environment” was conducted in May 2016 by a third-party, anti-money laundering-focused industry trade group. Nearly half the survey respondents came from financial institutions across North America, with EMEA and APAC comprising the balance of the 345 total survey respondents. In terms of market segment, about two thirds of the respondents represent financial institutions (about 40 percent retail and 40 percent commercial), with an additional 8 percent from money service bureaus, 5 percent from securities firms and 4 percent or less from other industry segments.

About 20 percent of the institutions surveyed had assets greater than $100 billion, 6 percent of the institutions surveyed had assets between $60 and $99.9 billion, 3 percent had $40 to 59.9 billion and 39 had less than $10B in assets.

For more information on upcoming webinars addressing beneficial ownership, please click here.

Qualified media outlets may obtain the full research results by contacting cindy.morgan-olson@niceactimize.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or NASDAQ:NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Press Contact:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Kwan, are based on the current expectations of the management of NICE Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.